UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 22, 2021

CAPSTEAD MORTGAGE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-08896	75-2027937
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8401 North Central Expressway
Suite 800
Dallas, Texas	75225
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (214) 874-2323

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	CMO	New York Stock Exchange
7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 par value	CMOPRE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On September 22, 2021, Capstead Mortgage Corporation, a Maryland corporation (“Capstead”), Benefit Street Partners Realty Trust, Inc., a Maryland corporation (“BSPRT”), Rodeo Sub I, LLC, a Maryland limited liability company and a wholly-owned subsidiary of BSPRT (“Merger Sub”), and Benefit Street Partners L.L.C., a Delaware limited liability company (the “Parent Manager”) entered into a First Amendment to Agreement and Plan of Merger (the “Amendment”), which amends that certain Agreement and Plan and Merger (the “Merger Agreement”), dated as of July 25, 2021, by and among the same parties. Under the terms and subject to the conditions set forth in the Merger Agreement, Capstead will merge with and into Merger Sub, with Merger Sub remaining as a wholly-owned subsidiary of BSPRT (such transaction, the “Merger”).

The Amendment restructures the terms of the proposed recapitalization of BSPRT’s common stock, par value $0.01 per share (the “BSPRT Common Stock”) as originally contemplated by the Merger Agreement. Pursuant to the original terms of the Merger Agreement, prior to the consummation of the Merger, BSPRT agreed to effect a one-for-ten reverse stock split (the “BSPRT Reverse Stock Split) on the BSPRT Common Stock such that each outstanding share of BSPRT Common Stock as of a date to be specified will automatically combine into 1/10th of a share of BSPRT Common Stock, and the BSPRT Common Stock would be renamed as “Class A common stock.” Following the BSPRT Reverse Stock Split, BSPRT had also agreed to effect a stock dividend on the Class A common stock (the “BSPRT Stock Dividend”) wherein BSPRT would have filed Articles Supplementary to BSPRT’s Articles of Amendment and Restatement designating and classifying a new series of Class B common stock, par value $0.01 per share (“BSPRT Class B Common Stock”), and distribute nine shares of BSPRT Class B Common Stock to each holder of Class A common stock.

Under the terms of the Amendment, the recapitalization transaction summarized above was amended such that (i) the BSPRT Reverse Stock Split was unchanged, except that BSPRT’s Common Stock will not be renamed, (ii) BSPRT’s authorized amount of preferred stock, par value $0.01 per share, will be increased from 50,000,000 shares to 100,000,000 shares, and (iii) the BSPRT Stock Dividend will instead consist of nine shares of a newly designated class of Series F convertible preferred stock, par value $0.01 per share (the “BSPRT Series F Preferred Stock”) to be issued to each holder of one share of BSPRT Common Stock as of the record date specified by BSPRT’s board of directors. BSPRT agreed to effect steps (ii) and (iii) above by filing with the Maryland State Department of Assessments and Taxation Articles Supplementary to BSPRT’s Articles of Amendment and Restatement, in the form attached as an exhibit to the Amendment.

The BSPRT Series F Preferred Stock will receive dividends and vote on an as-converted basis with the BSPRT Common Stock, but will rank senior to the BSPRT Common Stock with respect to the distribution of assets upon a liquidation, dissolution or winding up of BSPRT (other than a liquidation, dissolution or winding up of BSPRT that results in the automatic conversion of the BSPRT Series F Preferred Stock into BSPRT Common Stock). The BSPRT Series F Preferred Stock will have a liquidation preference of $2.00 per share.

The BSPRT Series F Preferred Stock will automatically convert, on a one-for-one basis, into shares of BSPRT Common Stock upon the earlier of (i) the six-month anniversary of the listing of the BSPRT Common Stock on the New York Stock Exchange (“NYSE”), (ii) the date approved as the conversion date by BSPRT’s board of directors following a termination of the Merger Agreement, (iii) three business days prior to a liquidation, dissolution or winding up of BSPRT in its event that the board determines (which determination will be conclusive) that the liquidating distribution per share in respect of such converted share of BSPRT Series F Preferred Stock (or fractional share) would be in an amount in excess of the liquidation preference of $2.00 per share or (iv) immediately prior to the effective time of a qualifying change of control, provided that the consideration per share payable in connection with such change in control in respect of such converted share of BSPRT Series F Preferred Stock (or fractional share) is an amount in excess of the liquidation preference of $2.00. The BSPRT Series F Preferred Stock will not be listed on the NYSE, and therefore holders of BSPRT Series F Preferred Stock will not be able to sell their shares of BSPRT Series F Preferred Stock on the NYSE until the automatic conversion of such BSPRT Series F Preferred Stock into shares of BSPRT Common Stock.

The parties entered into the Amendment after determining that using convertible preferred stock in the recapitalization instead of BSPRT Class B Common Stock would more effectively achieve the recapitalization purpose of enhancing the stability of the combined company’s stock price after the closing of the Merger.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(a)	Not Applicable.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Exhibits.

Exhibit 2.1	First Amendment to Agreement and Plan of Merger, dated September 22, 2021, by and among Benefit Street Partners Realty Trust, Inc., Rodeo Sub I, LLC, Capstead Mortgage Corporation and Benefit Street Partners L.L.C.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Important Additional Information and Where to Find It

In connection with the proposed Merger contemplated by the Agreement and Plan of Merger, dated as of July 25, 2021, by and among BSPRT, Merger Sub, Capstead and, solely for the purposes set forth therein, the Parent Manager, pursuant to which, subject to the terms and conditions therein, Capstead will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company, BSPRT has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-258947), which was declared effective by the SEC on September 3, 2021. The registration statement includes a prospectus of BSPRT and a proxy statement of Capstead. Capstead and BSPRT also expect to file with the SEC other documents regarding the Merger.

STOCKHOLDERS OF CAPSTEAD AND BSPRT ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CAPSTEAD, BSPRT, THE PROPOSED MERGER AND RELATED MATTERS. Stockholders of Capstead and BSPRT may obtain free copies of the registration statement, the proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Capstead or BSPRT at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Capstead are available free of charge on Capstead’s website at http://www.capstead.com/investor-relations/financial-reports/sec-filings. Copies of documents filed with the SEC by BSPRT are available free of charge on BSPRT’s website at http://bsprealtytrust.com/investorrelations.

Participants in the Solicitation Relating to the Merger

Capstead, BSPRT and their respective directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the stockholders of Capstead in connection with the proposed Merger. Information regarding Capstead and its directors and executive officers and their ownership of common stock of Capstead can be found in Capstead’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in its definitive proxy statement relating to its 2021 annual meeting of stockholders filed with the SEC on April 1, 2021. Information regarding BSPRT and its directors and executive officers and their ownership of common stock of BSPRT can be found in BSPRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in its definitive proxy statement relating to its 2021 annual meeting of stockholders filed with the SEC on April 8, 2021. Additional information regarding the interests of such individuals in the Merger is included in the proxy statement/prospectus relating to the Merger filed with the SEC on September 7, 2021. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed Merger.

Forward-Looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Such forward-looking statements include or may relate to statements about the benefits of the proposed Merger and statements that address operating performance, events or developments that Capstead expects or anticipates will occur in the future, including but not limited to statements regarding future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance changes, changes to outstanding structure of Capstead’s capital stock, creation of value for stockholders, operation and implementation of share repurchase programs, benefits of the proposed Merger to customers, stockholders and other constituents of the combined company, the integration of Capstead and BSPRT, the expected GAAP book value per share of Capstead, cost savings and the expected timetable for completing the proposed Merger, and other non-historical statements. These statements are based on the companies’ current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; Capstead can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Capstead’s expectations include, but are not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the failure to satisfy the conditions to the consummation of the proposed Merger, including the approval of the stockholders of Capstead; fluctuations in the adjusted book value per share of both Capstead and BSPRT; risks related to the disruption of management’s attention from ongoing business operations due to the proposed Merger; the availability of suitable investment or disposition opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of Capstead and BSPRT and the industries in which they operate; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and regulatory changes that could adversely affect the business of Capstead and BSPRT; and other factors, including those set forth in the section entitled “Risk Factors” in the proxy statement/prospectus, Capstead’s and BSPRT’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by Capstead and BSPRT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither Capstead nor BSPRT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CAPSTEAD MORTGAGE CORPORATION

Date: September 22, 2021	By:	/s/ Phillip A. Reinsch
Phillip A. Reinsch President and Chief Executive Officer

Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of September 22, 2021 (this “Amendment”), is made and entered into by and among Benefit Street Partners Realty Trust, Inc., a Maryland corporation (“Parent”), Rodeo Sub I, LLC, a Maryland limited liability company and a wholly owned Subsidiary of Parent (“Buyer”), Capstead Mortgage Corporation, a Maryland corporation (the “Company”), and Benefit Street Partners L.L.C., a Delaware limited liability company (“Parent Manager”).

WHEREAS, Parent, Buyer, the Company and, solely for purposes of Sections 2.6, 3.1(b)(i)(B), 3.3(a), 3.3(i), 7.9, 7.12, 8.1, 8.2, 9.2(b) and 9.3(c) and Articles VI and X thereof, Parent Manager are parties to that certain Agreement and Plan of Merger, dated as of July 25, 2021 (the “Agreement”);

WHEREAS, in accordance with Section 10.12 of the Agreement, the parties desire to modify the terms of the Agreement as set forth in this Amendment; and

WHEREAS, each of the respective boards of directors of Parent, Buyer and the Company has approved this Amendment and declared this Amendment to be advisable and in the best interests of Parent, Buyer and the Company, respectively, on the terms and subject to the conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Incorporation with the Agreement. This Amendment is executed and delivered pursuant to the Agreement and shall be subject to the terms and conditions of, and interpreted in accordance with, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Agreement.

2. Amendments. The Agreement is hereby amended as follows:

a. The seventh paragraph of the recitals in the Agreement is hereby deleted and replaced in its entirety with the following:

“WHEREAS, prior to the consummation of the Merger, Parent shall have effectuated (i) a reverse stock split of one (1) share of Parent Common Stock for every ten (10) outstanding shares of Parent Common Stock (the “Reverse Stock Split”), and (ii) a stock dividend of nine (9) shares of Parent’s newly created Series F Convertible preferred stock, par value $0.01 per share (the “Parent Series F Convertible Preferred Stock”), with the terms set forth in the articles supplementary substantially in the form attached hereto as Annex C (the “Reclassification”); and”

b. All references in the Agreement to “Parent Class A Common Stock” not amended by this Amendment are hereby deleted and replaced with “Parent Common Stock.”

1

c. The definition of “Parent Common Stock” is hereby deleted and replaced in its entirety with the following:

“ “Parent Common Stock” means the common stock of Parent, par value $0.01 per share.”

d. The definition of “Parent Preferred Stock” is hereby deleted and replaced in its entirety with the following:

“ “Parent Preferred Stock” means the (a) Pre-Merger Parent Preferred Stock, (b) Parent Series F Convertible Preferred Stock to be issued in connection with the Reclassification and (c) Parent Series E Cumulative Redeemable Preferred Stock to be issued in connection with the Merger.”

e. Section 8.3(f) of the Agreement shall be deleted and replaced in its entirety with the following:

“(f) Reverse Stock Split/Reclassification. The Reverse Stock Split and the Reclassification shall have been effectuated by filing (x) articles of amendment in a form reasonably acceptable to the Company to effect the Reverse Stock Split, and (y) the articles supplementary designating the Parent Series F Convertible Preferred Stock in a form reasonably acceptable to the Company.”

3. Full Force and Effect. By executing this Amendment, the parties hereto ratify and affirm the Agreement and acknowledge and agree that, except as expressly amended hereby, all terms and provisions of the Agreement remain unmodified and in full force and effect.

4. References to the Agreement. After giving effect to this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Agreement shall refer to the Agreement, as amended by this Amendment, and each reference in the Company Disclosure Letter or the Parent Disclosure Letter to “the Agreement” shall refer to the Agreement as amended by this Amendment.

5. Other Miscellaneous Terms. The provisions of Article IX (Termination) and Article X (General Provisions) of the Agreement shall apply mutatis mutandis to this Amendment and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Signature Page Follows]

2

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

BENEFIT STREET PARTNERS REALTY TRUST, INC.

By:	/s/ Jerome S. Baglien
Name: Jerome S. Baglien
Title: Chief Financial Officer and Treasurer

RODEO SUB I, LLC

By:	/s/ Jerome S. Baglien
Name: Jerome S. Baglien
Title: Chief Financial Officer

CAPSTEAD MORTGAGE CORPORATION

By:	/s/ Phillip A Reinsch
Name: Phillip A Reinsch
Title: President and Chief Executive Officer

BENEFIT STREET PARTNERS L.L.C., solely for the purposes set forth in the Agreement

By:	/s/ Bryan Martoken
Name: Bryan Martoken
Title: Chief Financial Offier

ANNEX C

Form of Articles Supplementary Classifying Parent Series F Convertible Preferred Stock

FRANKLIN BSP REALTY TRUST, INC.

ARTICLES SUPPLEMENTARY

SERIES F CONVERTIBLE PREFERRED STOCK

FRANKLIN BSP REALTY TRUST, INC., a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: The charter of the Company (the “Charter”) authorizes the issuance of 50,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Shares”), issuable from time to time in one or more series, and authorizes the Company’s board of directors (the “Board”) to classify or reclassify any unissued shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, or terms or conditions of redemption of such unissued shares.

SECOND: Under the authority contained in the Charter, the Board, in resolutions adopted at a meeting held on October [ ], 2021, has reclassified 50,000,000 shares of authorized but unissued shares of the Company’s common stock, $0.01 par value per share (the “Common Shares”), into additional Preferred Shares, without designation as to class or series. As a result, the Company is authorized to issue 100,000,000 Preferred Shares and 900,000,000 Common Shares.

THIRD: Under the authority contained in the Charter, the Board, in resolutions adopted at a meeting held on October [ ], 2021, has classified and designated 40,000,000 Preferred Shares of the Company as Series F Convertible Preferred Stock, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, and terms and conditions of redemption, which upon any restatement of the Charter, shall be deemed to be part of Article V of the Charter, with any necessary or appropriate changes to the enumeration of sections or subsections hereof. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Charter.

Series F Convertible Preferred Stock

(1) Designation and Number. A series of Preferred Shares, designated as the “Series F Convertible Preferred Stock” (the “Series F Preferred Shares”), is hereby established. The par value of the Series F Preferred Shares is $0.01 per share. The number of authorized Series F Preferred Shares is 40,000,000.

(2) Maturity. The Series F Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

(3) Ranking. The Series F Preferred Shares will, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company (a “Liquidation Event”), rank (a) senior to shares of the Company’s common stock, $0.01 par value per share (the “Common Shares”) and any other class or series of equity securities (the “Equity Securities”), now or hereafter issued and outstanding, the terms of which provide that such Equity Securities rank, as to dividend payments and the distribution of assets upon a Liquidation Event, junior to such Series F Preferred Shares (“Junior Equity Securities”), and (b) junior to the Company’s Series A Convertible Preferred Stock, $0.01 par value per share, Series C Convertible Preferred Stock, $0.01 par value per share, Series D Convertible Preferred Stock, $0.01 par value per share and any other Equity Securities now or hereafter issued by the Company and outstanding with terms specifically providing that such Equity Securities rank senior to the Series F Preferred Shares with respect to rights of dividend payments and the distribution of assets upon a Liquidation Event (“Senior Equity Securities”).

(4) Dividends.

(a) Dividends on each outstanding Series F Preferred Share shall be payable, when and as authorized by the Board of Directors out of funds legally available therefore, on the date the Company pays a dividend on its Common Shares (each such day being hereinafter called a “Series F Dividend Payment Date”) at the then applicable Dividend Rate (as defined below). Each dividend is payable to holders of record as they appear on the share records of the Company at 5:00 p.m., New York time, on the record date for each such dividend payment, which shall be the record date for the Common Shares with respect to such dividend payment (each such date, a “Record Date”).

(b) Dividends payable on each Series F Preferred Share on the Series F Dividend Payment Date shall be equal to the dividend paid with respect to a Common Share on such date (the “Dividend Rate”). Dividends shall be paid in the form in which dividends were paid to holders of Common Shares.

(c) If, for any taxable year, the Company elects to designate as a “capital gain dividend” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended) any portion (the “Capital Gains Amount”) of the dividends (as determined for U.S. federal income tax purposes) paid or made available for the year to holders of all classes of the Company’s equity securities (the “Total Dividends”), then, except as otherwise required by applicable law, that portion of the Capital Gains Amount that shall be allocable to the holders of Series F Preferred Shares shall be in proportion to the amount that the total dividends (as determined for U.S. federal income tax purposes) paid or made available to the holders of the Series F Preferred Shares for the year bears to the Total Dividends. Except as otherwise required by applicable law, the Company will make a similar allocation with respect to any undistributed long-term capital gains of the Company which are to be included in its stockholders’ long-term capital gains, based on the allocation of the Capital Gains Amount which would have resulted if such undistributed long-term capital gains had been distributed as “capital gains dividends” by the Company to its stockholders.

(d) As used herein, the term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(5) Liquidation Preference.

(a) In the event of any Liquidation Event, before any payment or distribution of the assets of the Company shall be made to or set apart for the holders of Junior Equity Securities, a holder of Series F Preferred Shares shall receive an amount per share equal to $2.00 per share.

(b) Upon any Liquidation Event, after payment shall have been made in full to the holders of the Series F Preferred Shares, as provided in paragraph 5(a) above, any series or class or classes of Junior Equity Securities shall, subject to any respective terms and provisions applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series F Preferred Shares shall not be entitled to share therein.

(c) Notice of any Liquidation Event, stating the payment or conversion date or dates when, and the place or places where the amounts distributable in such circumstances shall be payable or converted, shall be given not less than thirty (30) nor more than sixty (60) days prior to the payment date stated therein, to each record holder of the Series F Preferred Shares at the respective addresses of such holders as the same shall appear on the share transfer records of the Company.

(d) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Company or otherwise, is permitted under the Maryland General Corporation Law, amounts that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of the Series F Preferred Stock shall not be added to the Company’s total liabilities.

(6) Redemption. The Series F Preferred Shares are not redeemable.

(7) Conversion. The Series F Preferred Shares are not convertible into or exchangeable for any other property or securities of Company, except as provided in this paragraph (7).

(a) Mandatory Conversion. Each Series F Preferred Share (or fractional share) shall automatically and without any action on the part of the holder thereof convert into one Common Share (or equivalent fractional share, as applicable) (subject to adjustment as contemplated in Section 7(c) below, the “Conversion Rate”) upon the earlier of (i) the six-month anniversary of the listing of the Common Shares for trading on a national securities exchange, (ii) the date approved as the conversion date by the Board following a termination of the Agreement and Plan of Merger, dated as of July 25, 2021, by and among the Company, Rodeo Sub I, LLC, Capstead Mortgage Corporation and Benefit Street Partners L.L.C., (iii) three business days prior to a Liquidation Event in the event that the Board determines (which determination shall be conclusive) that the liquidating distribution per share in respect of such converted Series F Preferred Share (or fractional share) would be in an amount in excess of $2.00 per share, or (iv) immediately prior to the effective time of a Company Change of Control, provided that the consideration per share payable in connection with such Company Change of Control in respect of such converted Series F Preferred Share (or fractional share) is an amount in excess of $2.00. A “Company Change of Control” shall be deemed to have occurred at such time after the effective date of these Articles Supplementary when the following has occurred and is continuing: the sale of all or substantially all of the business or assets of the Company (by sale, merger, consolidation or otherwise), or the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of securities of the Company entitling the acquiring person to exercise more than fifty percent (50%) of the total economic interests or total voting power of all securities of beneficial interest of the Company entitled to vote generally (except that such acquiring person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition).

(b) Miscellaneous.

(i) Any conversion pursuant to this Section 7 shall be subject to and effected in compliance with all U.S. federal and state laws and applicable stock exchange rules.

(ii) The Company will issue all Common Shares or other securities issuable upon conversion in uncertificated book entry-form no later than the fourth Business Day following the conversion date. Notwithstanding the foregoing, the persons entitled to receive any Common Shares or other securities upon conversion will be deemed to have become the holders of record thereof as of the conversion date.

(iii) The Company will at all times reserve and keep available out of its authorized and unissued Common Shares, solely for issuance upon the conversion of shares of Series F Preferred Shares as provided herein, free from any preemptive or other similar rights, such number of Common Shares as shall from time to time be issuable upon the conversion of all the shares of Series F Preferred Shares then outstanding.

(c) Anti-Dilution.

(i) If the Company shall, at any time or from time to time after the effective date of these Articles Supplementary while any Series F Preferred Shares are outstanding, subdivide, combine, reclassify, or split its outstanding Common Shares into a greater or lesser number of Common Shares, the Conversion Rate in effect immediately prior to the opening of business on the day following the day upon which such subdivision, combination, reclassification or split becomes effective shall be adjusted by multiplying such Conversion Rate by a fraction:

(A) the numerator of which shall be the number of Common Shares outstanding immediately prior to the opening of business on the day following the day such subdivision, combination, reclassification or split becomes effective; and

(B) the denominator of which shall be the number of Common Shares outstanding immediately prior to the opening of business on the day that such subdivision, combination, reclassification or split becomes effective.

An adjustment made pursuant to this Section 7(c)(i) shall become effective immediately prior to the opening of business on the day following the day upon which such subdivision, reclassification, split or combination becomes effective.

(8) Voting Rights.

(a) So long as Series F Preferred Shares are outstanding, the affirmative vote of holders entitled to cast two-thirds (2/3) of the votes entitled to be cast by holders of outstanding Series F Preferred Shares shall be necessary to approve any amendment, alteration or repeal of any provisions of the Company’s Charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege, voting power, conversion right, qualification and terms and conditions of redemption of the Series F Preferred Shares, provided, however, that the classification or issuance of any shares of any class or series of Equity Securities, including without limitation Senior Equity Securities, shall not be deemed to adversely affect the rights, preferences, conversion and other rights, voting powers, restrictions, qualifications and terms and conditions of redemption of the Series F Preferred Shares. In any matter in which the holders of Series F Preferred Shares are entitled to vote, each such holder shall have the right to one vote for each Series F Preferred Share held by such holder.

(b) Each Series F Preferred Share shall entitle the holder thereof on the applicable record date to vote together with the holders of Common Shares as a single class on all matters submitted to a vote of the holders of Common Shares, whether at a meeting of stockholders or by written consent. Each Series F Preferred Share will be entitled to a number of votes equal to the Conversion Rate (rounded down to the nearest whole number of Common Shares). The holders of Series F Preferred Shares shall be entitled to receive notice of all annual or special meetings of the stockholders of the Company in the same manner in which the holders of Common Shares are entitled to such notice.

(9) Other Limitations; Ownership and Transfer. The Series F Preferred Shares constitute Preferred Shares of the Company and are governed by and issued subject to all the limitations, terms and conditions of the Charter applicable to Preferred Shares generally, including but not limited to the terms and conditions (including exceptions and exemptions) of Article V of the Charter applicable to Preferred Shares. The foregoing sentence shall not be construed to limit the applicability to the Series F Preferred Shares of any other term or provision of the Charter.

(10) Record Holders. The Company and the transfer agent for the Series F Preferred Shares may deem and treat the record holder of any Series F Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Company nor the transfer agent shall be affected by any notice to the contrary.

(11) Miscellaneous.

(a) Preemptive and Appraisal Rights. The Series F Preferred Shares are subject to Section 5.12 of the Charter.

(b) Tax Withholding. The Company may withhold from or pay on behalf of or with respect to each holder of Series F Preferred Shares any amount of U.S. federal, state, local, or foreign taxes that the Company reasonably determines that it was or is required to withhold or pay with respect to any cash or property distributable, allocable or otherwise transferred to such holder pursuant to these Articles Supplementary, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Section 1441, 1442, or 1445 of the Internal Revenue Code of 1986, as amended.

(c) Status of Reacquired or Converted Series F Preferred Shares. Any Series F Preferred Shares that shall at any time have been repurchased, redeemed, reacquired or converted shall, after such repurchase, redemption, reacquisition or conversion, have the status of authorized but unissued Preferred Shares, without designation as to series until such shares are once more designated as part of a particular series by the Board.

(d) Severability. If any term of the Series F Preferred Shares is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, then, to the extent permitted by law, all other terms of the Series F Preferred Shares which can be given effect without the invalid, unlawful or unenforceable term shall remain in full force and effect and shall not be deemed dependent upon any other such term unless so expressed herein.

(e) Terms of the Series F Preferred Shares. All references to the “terms” of the Series F Preferred Shares (and all similar references) shall include all of the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends and other distributions, qualifications and other terms and provisions set forth in paragraphs (1) through (10), inclusive, hereof.

(f) Notices. All notices required to be provided by the Company shall be given by email or by first class mail, postage pre-paid. Any notices required to be provided by any shareholder may be given by email or by first class mail, postage prepaid.

FOURTH: The Series F Preferred Shares have been classified and designated by the Board pursuant to the powers of the Board as contained in the Charter. These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FIFTH: These Articles Supplementary shall become effective at [•] p.m. Eastern Time on October [•], 2021.

SIXTH: The undersigned Chief Financial Officer and Treasurer of the Company acknowledges these Articles Supplementary to be the act of the Company and, as to all matters or facts required to be verified under oath, the undersigned Chief Financial Officer and Treasurer of the Company acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and attested to by its Secretary on this [ ]th day of October, 2021.

FRANKLIN BSP REALTY TRUST, INC.

By:
	Name:	Jerome S. Baglien
	Title:	Chief Financial Officer and Treasurer

ATTEST:

By:

	Name:	Micah Goodman
	Title:	Secretary